UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 14)


        First Union Real Estate Equity and Mortgage Investments
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                           (Name of Issuer)


            Shares of Beneficial Interest, $1.00 par value
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                    (Title of Class of Securities)


                               337400105
    --------------------------------------------------------------
                            (CUSIP Number)

                         Stephen Fraidin, P.C.
               Fried, Frank, Harris, Shriver & Jacobson
                          One New York Plaza
                       New York, New York 10004
                            (212) 859-8140

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       (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications)


                           February 2, 1998
    --------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC1746(12-91)



                             SCHEDULE 13D

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CUSIP NO.      337400105                        PAGE   2   OF   6   PAGES
            ---------------                          -----    -----
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Gotham Partners, L.P.

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  |X|
                                                                    (b)  |_|

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3  SEC USE ONLY

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4  SOURCE OF FUNDS*
   WC

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                          |_|

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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York, U.S.A.

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               7   SOLE VOTING POWER
 NUMBER OF         2,501,951 Shares
   SHARES
              -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY                 0
              -----------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
 REPORTING         2,501,951 Shares
              -----------------------------------------------------------------
   PERSON     10   SHARED DISPOSITIVE POWER
    WITH                   0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,501,951 Shares

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.89%

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14  TYPE OF REPORTING PERSON*
    PN

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                          * SEE INSTRUCTIONS


                          Page 2 of 6 pages


                             SCHEDULE 13D

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CUSIP NO.      337400105                              PAGE   3   OF   6   PAGES
            ---------------                                -----    -----
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Gotham Partners II, L.P.

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  |X|
                                                                    (b)  |_|

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3  SEC USE ONLY

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4  SOURCE OF FUNDS*
   WC

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                          |_|

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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York, U.S.A.

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               7   SOLE VOTING POWER
 NUMBER OF         30,449 Shares
   SHARES
             ------------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY                 0
             ------------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
 REPORTING         30,449 Shares
             ------------------------------------------------------------------
   PERSON     10   SHARED DISPOSITIVE POWER
    WITH                   0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    30,449 Shares

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.11%

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14  TYPE OF REPORTING PERSON*
    PN

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                          * SEE INSTRUCTIONS


                          Page 3 of 6 pages


     This Amendment No. 14 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") relating to the shares of Beneficial Interest, par value $1.00 per share ("Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Company") previously filed by Gotham Partners, L.P. ("Gotham") and Gotham Partners II, L.P. ("Gotham II" and together with Gotham, the "Reporting Persons"), both New York limited partnerships. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.


     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.


Item 4 is hereby amended to add the following information:


"Item 4.  Purpose of the Transaction"

     On January 30, 1998, counsel for the Reporting Persons filed a Motion for Court to Accept Reassignment of Related Case in the United States District Court for the Northern District of Ohio, Eastern
Division (the "U.S. District Court"). A copy of such Motion is attached as Exhibit 22 hereto and incorporated herein by this reference.

     On January 30, 1998, counsel for the Reporting Persons filed a Memorandum in Support of Defendants' Motion for Court to Accept Reassignment of Related Case in the U.S. District Court. A copy of such Memorandum is attached as Exhibit 23 hereto and incorporated herein by this reference.

     On January 30, 1998, counsel for the Reporting Persons filed a Motion for Reassignment in the U.S. District Court. A copy of such Motion is attached as Exhibit 24 hereto and incorporated herein by this reference.

     On January 30, 1998, counsel for the Reporting Persons filed a Memorandum in Support of Plaintiffs' Motion for Reassignment in the U.S. District Court. A copy of such Memorandum is attached as Exhibit 25 hereto and incorporated herein by this reference.

     On January 30, 1998, counsel for the Reporting Persons filed a Motion for Expedited Discovery in the U.S. District Court. A copy of such Motion is attached as Exhibit 26 hereto and incorporated herein by this reference.

     On January 30, 1998, counsel for the Reporting Persons filed a Memorandum in Support of Plaintiffs' Motion for Expedited Discovery in the U.S. District Court. A copy of such Memorandum is attached as
Exhibit 27 hereto and incorporated herein by this reference.

     On January 30, 1998, counsel for the Reporting Persons filed a Complaint for Injunctive and Declaratory Relief in the U.S. District Court. A copy of such Complaint is attached as Exhibit 28 hereto and incorporated herein by this reference.

     On January 30, 1998, counsel for the Reporting Persons filed a Motion for Preliminary Injunction in the U.S. District Court. A copy of such Motion is attached as Exhibit 29 hereto and incorporated herein by this reference.

     On January 30, 1998, David C. Weiner of Hahn, Loeser & Parks LLP, co-counsel for the Reporting Persons, sent a letter to Senior Judge Ann Aldrich and Judge Donald C. Nugent of the U.S. District Court. A copy of such letter is attached as Exhibit 30 hereto and incorporated herein by this reference."

Item 7 is hereby amended to add the following information:


"Item 7.  Material to be Filed as Exhibits

     22. Motion for Court to Accept Reassignment of Related Case filed in the U.S. District Court by counsel for the Reporting Persons on January 30, 1998.

     23. Memorandum in Support of Defendants' Motion for Court to
Accept Reassignment of Related Case filed in the U.S. District Court by counsel for the Reporting Persons on January 30, 1998.

     24. Motion for Reassignment filed in the U.S. District Court by counsel for the Reporting Persons on January 30, 1998.

     25. Memorandum in Support of Plaintiffs' Motion for Reassignment filed in the U.S. District Court by counsel for the Reporting Persons on January 30, 1998.

     26. Motion for Expedited Discovery filed in the U.S. District Court by counsel for the Reporting Persons on January 30, 1998.

     27. Memorandum in Support of Plaintiffs Motion for Expedited
Discovery filed in the U.S. District Court by counsel for the Reporting Persons on January 30, 1998.

     28. Complaint for Injunctive and Declaratory Relief filed in the U.S. District Court by counsel for the Reporting Persons on January 30, 1998.

     29. Motion for Preliminary Injunction filed in the U.S. District Court by counsel for the Reporting Persons on January 30, 1998.

     30. Letter sent to Senior Judge Ann Aldrich and Judge Donald C. Nugent of the U.S. District Court by David C. Weiner of Hahn, Loeser & Parks LLP, co-counsel for the Reporting Persons, on January 30, 1998."

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


February 2, 1998


                        GOTHAM PARTNERS, L.P.


                        By:    Section H Partners, L.P.,
                               its general partner


                           By: Karenina Corporation,
                               a general partner of Section H Partners, L.P.


                               By:   /s/William A. Ackman
                                     ---------------------------------------
                                     William A. Ackman
                                     President


                           By: DPB Corporation,
                               a general partner of Section H Partners, L.P.


                               By:   /s/David P. Berkowitz
                                     ---------------------------------------
                                     David P. Berkowitz
                                     President



                        GOTHAM PARTNERS II, L.P.


                        By:    Section H Partners, L.P.,
                               its general partner


                           By: Karenina Corporation,
                               a general partner of Section H Partners, L.P.


                               By:   /s/William A. Ackman
                                     ---------------------------------------
                                     William A. Ackman
                                     President


                           By: DPB Corporation,
                               a general partner of Section H Partners, L.P.


                               By:   /s/David P. Berkowitz
                                     ---------------------------------------
                                     David P. Berkowitz
                                     President